Exhibit 7.1

Statement explaining computation of ratio of “Earnings to fixed charges” under IFRS

			Year ended December 31,
			2014	2013	2012	2011	2010
			(millions of euros)
Earnings
Profit (loss) before tax from continuing operations			2,347	532	(293)	(3,253)	3,765
Fixed charges			1,992	1,958	2,148	2,102	2,178
Amortization of capitalized interest and issue debt discounts or premiums			4	4	—	—	—
Dividends from associates and joint ventures accounted for using the equity method			—	—	—	—	1
Share of losses of associates and joint ventures accounted for using the equity method			6	—	7	41	18
Capitalized interest for the applicable period			(5)	—	(52)	(12)	—
Share of earnings of associates and joint ventures accounted for using the equity method			(1)	—	(1)	(2)	(117)

	(A	)	4,343	2,494	1,809	(1,124)	5,845
Fixed charges
Interest expenses (both expensed and capitalized)			1,949	1,915	2,106	2,057	2,134
Issue costs and any original issue debt discounts or premiums			—	—	—	—	—
Estimated interest within rental expense for operating leases(1)			43	43	42	45	44

	(B)		1,992	1,958	2,148	2,102	2,178
Ratio of Earnings to fixed charges (A/B)(2)(3)			2.18	1.27	0.84	(0.53)	2.68

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
(2)

Due to the loss in 2012 and in 2011, the ratio coverage was less than 1:1. The company would have needed to generate additional earnings of 339 million euros in 2012 and 3,226 million euros in 2011 to achieve a coverage of 1:1.

(3)

The calculation of the ratio of earnings to fixed charges excludes discontinued operations. However the impact on the ratio from the inclusion of the interest expenses related to discontinued operations would be immaterial.